02041209

RECD S.E.C.

JUN 18 2002

1086

P.E.
6-3-02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2002.

ASHANTI GOLDFIELDS COMPANY LIMITED

(Translation of Registrant's Name Into English)

Gold House, Patrice Lumumba Road
Roman Ridge, P.O. Box 2665
Accra, Ghana

(Address of Principal Executive Offices)

PROCESSED
JUN 26 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

NY1:#3317894v2

ASHANTI

P R E S S R E L E A S E

FOR IMMEDIATE RELEASE **18 June 2002**

ASHANTI GOLDFIELDS COMPANY LIMITED ("ASHANTI")

Announcement of Result of Court Meeting on 17 June 2002

Ashanti announces that at the meeting of the registered holders ("Noteholders") at the record date of 5.00 p.m. (New York time) on 16 May 2002 (the "Record Date") of the 5½% Exchangeable Notes due 2003 (the "Existing Notes"), in connection with the proposed restructuring of the Existing Notes (the "Proposed Restructuring"), held yesterday, 17 June 2002, the Resolution approving the proposed Scheme of Arrangement between Ashanti Capital Limited and its Noteholders (the "Scheme") was passed by the requisite majority. The number of votes cast in favour of the Scheme was US$199,853,000 representing 91.43% of the outstanding Existing Notes. No votes were cast against the Scheme.

The Scheme is still subject to the approval of the Grand Court of the Cayman Islands at the hearing which is due to take place at 11.00 a.m. (New York time) on 2 July 2002 at the Grand Court of the Cayman Islands, George Town, Grand Cayman, Cayman Islands, British West Indies. Noteholders and the holders of beneficial interests in Existing Notes at the Record Date ("Note Investors") are entitled to attend the hearing.

Certain other conditions to the Scheme becoming effective have yet to be fulfilled including but not limited to:

- approval of the Scheme by the shareholders of Ashanti at the Extraordinary General Meeting of Ashanti to be held on 28 June 2002;

- the granting of a permanent restraining order under s304 of the United States Bankruptcy Code enforcing the terms of the Scheme in the United States; and

- admission of the new securities to be issued pursuant to the Scheme to (i) the New York Stock Exchange and (ii) the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange.

Subject to all the conditions to the Scheme being satisfied or, where appropriate, waived by Ashanti and no alternative to the Proposed Restructuring being recommended by the

board of Ashanti, the Scheme is expected to become effective not earlier than 11 July 2002.

All persons choosing to exercise their rights under the Mix and Match Election opted to receive a higher amount of new Ashanti global depositary securities ("New GDSs") rather than a higher amount of the new exchangeable notes ("New Notes") being offered under the terms of the Scheme (the New GDSs and the New Notes referred to together as the "New Securities"). No countervailing elections were made for New Notes and, therefore, if sanctioned, Note Investors will receive their basic entitlement under the Scheme.

Note Investors are reminded that, in order to receive the consideration due under the Scheme (the "Scheme Consideration"), they must still submit properly endorsed and executed Voting Instruction and Release Forms with Parts A and D completed to The Bank of New York in accordance with the instructions on those forms. Unless such properly endorsed and executed forms are received by The Bank of New York by 31 December 2003, the New Securities to be issued under the Scheme will be repurchased by Ashanti for a total of US$1.00 and the cash will be repaid to Ashanti. Until such time, the Scheme Consideration will be held in escrow by Ashanti Capital Limited.

No assignment or transfer of a beneficial interest in an Existing Note after the Record Date will be recognised for the purposes of determining entitlements to receive any Scheme Consideration. Accordingly, any proposed transferee or transferor after the Record Date should read carefully all the documentation sent out to Noteholders and Note Investors in connection with the Scheme (the "Scheme Documentation") and should ensure (i) that the account holder in DTC through whom the relevant Existing Notes were held at the Record Date is authorised by the original Note Investor (i.e. the beneficial holder of the Existing Notes at the Record Date) to distribute any consideration received under the Proposed Restructuring directly to the transferee, and (ii) that the original Note Investor completes and delivers the Voting Instruction and Release Form in accordance with the instructions set out in the Scheme Documentation.

Further to the announcement on 10 June 2002, Ashanti is continuing to evaluate an alternative restructuring proposal. However, Ashanti wishes to reiterate that the Proposed Restructuring continues to be recommended by the Board and that in the absence of any alternative proposal being recommended by Ashanti's Board, the Directors of Ashanti urge Securityholders to vote in favour of the Proposed Restructuring.

General:

It should be noted that there can be no assurance that the Proposed Restructuring will be implemented. Securityholders should, given the uncertainties surrounding the Restructuring Proposals, exercise caution in relation to dealings in Ashanti's securities at the present time.

END

Enquiries:

Ashanti Goldfields Company Limited
S Venkatakrishnan (Venkat), Chief Financial Officer Tel: +233 21 778 171

North American Contact
Golin Harris
Allan Jordan Tel: +1 212 697 9191

Close Brothers Corporate Finance Limited (London)
Martin Gudgeon, Director Tel: + 44 20 7655 3100
Darren Redmayne, Manager

Houlihan Lokey Howard & Zukin Capital, Inc. (Los Angeles)
Joseph Swanson, Senior Vice-President Tel: + 1 310 553 8871

Close Brothers, which is authorised in the UK to carry on investment business by the Financial Services Authority, and Houlihan Lokey are acting for Ashanti and no one else in connection with the Proposed Restructuring and will not be responsible to anyone other than Ashanti for providing the protections afforded to their customers or for providing advice to any other person in connection with the Proposed Restructuring.

Forward Looking Statements

This announcement and the documentation issued by Ashanti in connection with the Proposed Restructuring ("Documentation") contain a number of statements relating to plans, forecasts, and future results of Ashanti that are considered "forward looking statements" as defined in the Private Securities Litigation Reform Act 1995 of the United States ~ including but not limited to the restructuring of the Existing Notes, the restructuring of Ashanti's hedge book and negotiations to extend margin-free trading arrangements, the negotiations of a new revolving credit facility, future working capital, future production levels and operating costs and plans for diversification. Ashanti may also make written or oral forward looking statements in its presentations in its periodic reports and filings with the various regulatory authorities, in its annual report to shareholders, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward looking statements include statements about Ashanti's beliefs, hopes, projections and expectations, and may include statements regarding future plans, objectives or goals, anticipated production or construction commencement dates, construction completion dates, working capital, expected costs, production output, the anticipated productive life of mines, projected cashflows, debt levels, and mark-to-market values of and cashflows from the hedgebook.

Such statements are based on current plans, information, intentions, estimates and projections and certain external factors which may be beyond the control of Ashanti and, therefore, undue reliance should not be placed on them. Forward looking statements speak only as of the date they are made, and Ashanti undertakes no obligation, subject to any continuous obligations or requirements of the UK Listing Authority Listing Rules, to

update publicly any of them in light of new information or future events. These statements are subject to risks and uncertainties that could cause actual occurrences to differ materially from the forward looking statements, such as the risks that conditions to the restructuring of the Existing Notes may not be satisfied, fulfilled or waived, the Scheme might not be approved by the holders of the Existing Notes or by the relevant Court, the restructuring of Ashanti's hedge book may not be able to proceed as hoped, Ashanti may not be able to achieve the levels of production and operating costs it has projected. Additional risk factors affecting Ashanti are set out in Ashanti's filing with the US Securities and Exchange Commission.

Ashanti can give no assurances that such results, including the actual production or commencement dates, construction completion dates, costs or production output or anticipated life of the projects and mines, projected cashflows, debt levels, and mark-to-market values of and cashflows from the hedgebook, and projections of the conditions under which a particular hedge counterparty might be permitted to make margin calls discussed will not differ materially from the statements contained in the Documentation. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors collectively referred to as "Risk Factors", many of which are beyond the control of Ashanti, which may cause actual results to differ materially from those expressed in the statements contained in the Documentation. These Risk Factors include liquidity, gold price volatility, hedging operations, reserves estimates, exploration and development, mining, yearly output, infrastructure, Ghanaian political risks, environmental regulation, labour relations, general political risks, control by principal shareholders, Ghanaian Statutory provisions, dividends, litigation and restructuring risks. For example, future revenues from projects or mines described herein will be based in part upon the market price of gold, which may vary significantly from current levels. Such variations, if materially adverse, may impact the timing or feasibility of the developments of a particular project or the expansion of specified mines.

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated life of mines include the ability to profitably produce and transport gold extracted therefrom to applicable markets, the impact of foreign currency exchange rates, the impact of any increase in the costs of inputs, and activities by governmental authorities where such projects or mines are being explored or developed, including increases in taxes, changes in environmental and other regulations and political uncertainty.

Likewise the cashflows from and mark-to-market values of the hedgebook can be affected by, inter alia, gold price volatility, US interest rates, gold lease rates and active management of the hedgebook. Forward looking statements speak only as of the date they are made, and Ashanti undertakes no obligation, subject to any continuing obligations or requirements of the UK Listing Rules, to update publicly any of them in light of new information or future events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: .....6/18/02..................

ASHANTI GOLDFIELDS COMPANY LIMITED

By: ....
Name: Ernest Abankroh
Title: Company Secretary

Signature/ea*